December 16, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RRe:	Pacman Media Inc Registration Statement on Form S-1 Filed September 15, 2015 File No. 333-202771

Dear Maryse Mills-Apenteng,

This letter sets forth the responses of Pacman Media Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above-referenced filing as set forth in the comment letter of November 17, 2015.  Each numbered paragraph below responds to the comment having the same number in the November 17, 2015, comment letter.

Executive Compensation, page 50

1.

In your next amendment please update your executive compensation disclosure to provide compensation information required by Item 402 of Regulation S-K for your fiscal year ended October 31, 2015. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company updated the disclosure and provided related information for the year ended October 31, 2015.

2.

Please file the loan agreement with your director as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

In response to the Staff’s request, the Company is filing its loan agreement with its director as an exhibit to the registration statement.

Management’s Discussion and Analysis, page 52

3.

Update your results of operations and liquidity discussions to include the periods covered by the financial statements included in the Registration Statement. In this regard, your current discussion only includes the period through January 31, 2015.

In response to the Staff's comment, the Company has updated its results of operations and liquidity discussions covered by the financial statements included in the Registration Statement.

Financial Statements

4.

Clarify why the column “For the Period Ended October 31, 2013” in your statement of operations on page 59 and the column “For the Period Beginning September 25, 2013 and Ending October 31, 2013” in your statement of cash flows on page 60 are necessary. Please revise, or clarify how these periods are different than the period from September 25, 2013

(Inception) to October 31, 2013. In this regard, it appears that the period from September 25, 2013 (Inception) to October 31, 2013 is the only period that should be presented in your statement of operations and your statement of cash flows in these financial statements.

In response to the Staff's comment, the Company revised this statements to conform with the comment.

5.

Revise your statement of operations on page 69 to include the period September 25, 2013 (inception) to October 31, 2013 rather than the year ended October 31, 2013. Also, revise the first and last paragraph of the Report of Independent Registered Public Accountants to cover the balance sheets as of October 31, 2014 and 2013, and the related statement of income, changes in stockholders’ equity and cash flows for the year ended October 31, 2014, the period from September 25, 2013 (inception) to October 31, 2013 and the period from September 25, 2013 (Inception) to October 31, 2014.

In response to the Staff's comment, the Report has been revised  in line with the request.

6.

Revise the Report of Independent Registered Public Accountant to cover the balance sheet as of July 31, 2015 and the statements of income and cash flows for the three and nine months ended July 31, 2014 and 2015. Also, it does not appear that these financial statements include a statement of cash flows. Please revise to include this statement.

In response to the Staff’s comment, the Company revised the Report accordingly and included the missing statements.

Signatures, page 86

7.

We note that signature of the president on the registrant’s behalf in the first signature block is not dated. In future filings, please revise to include the date of the signature of the president on the registrant’s behalf. Please refer to the signature section of Form S-1.

In response to the Staff’s request, the Company has added the missing item.

Exhibits 15 and 23.1

8.

We reissue comment 7 from our letter dated October 5, 2015. The consents of your independent registered public accountant relating to its audit reports should be included as Exhibit 23.1. Your independent registered public accountant should also include an “acknowledgement letter” rather than a “consent” relating to its review report. This letter should be included as Exhibit 15 and should state that it is aware of the inclusion in the registration statement of its report dated August 28, 2015 relating to the unaudited financial statements for the three and nine months ended July 31, 2014 and 2015, and it is also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

In response to the Staff’s comment, the Company has included the revised “acknowledgement letter” from the Company’s independent public accountant. It is included as an Exhibit 15.
The consents are included as Exhibits 23.1

The Company hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Dave Evans David Mark Evans, Director